                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2004


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from _______________ to _______________


Commission File No. 033-73340-01

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    John Q. Hammons Hotels, L.P. 401(k) Plan


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          John Q. Hammons Hotels, Inc.
                     300 John Q. Hammons Parkway, Suite 900
                           Springfield, Missouri 65806

JOHN Q. HAMMONS
HOTELS L.P. 401(K) PLAN


Financial Statements of December 31, 2004 and 2003, and Supplemental
Schedule as of December 31, 2004
and Report of Independent Registered
Public Accounting Firm

JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
   December 31, 2004 and 2003                                                2

   Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2004                                      3

   Notes to Financial Statements                                            4-7

SUPPLEMENTAL SCHEDULE--

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
     (Held at End of Year) as of December 31, 2004                           8

   All other schedules required by Section 2320.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of the
   John Q. Hammons Hotels, L.P. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the John Q. Hammons Hotels, L.P. 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 28, 2005

JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------



                                                           2004                 2003
INVESTMENTS--At fair value                             $ 20,554,585         $ 13,529,665

RECEIVABLES:
  Participant contributions                                   1,480               98,142
  Employer contributions                                      3,780               26,469
  Interest income                                             1,603                   20
                                                       ------------         ------------
           Total assets
                                                         20,561,448           13,654,296

LIABILITIES:
  Accrued administrative expenses                           (24,766)             (18,365)
  Excess participant and employer contributions             (49,439)             (11,504)
                                                       ------------         ------------
NET ASSETS AVAILABLE FOR BENEFITS                      $ 20,487,243         $ 13,624,427
                                                       ============         ============



See notes to financial statements

JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

ADDITIONS:
INVESTMENT INCOME:
  Interest and dividends                                        $    135,505
  Net appreciation in fair value of investments                    3,572,339
                                                                ------------
           Total investment income--net                            3,707,844
                                                                ------------
CONTRIBUTIONS:
    Participant elective deferrals and rollovers                   3,908,244
    Employer--net of forfeitures                                   1,413,965
                                                                ------------
           Total contributions                                     5,322,209
                                                                ------------
           Total additions                                         9,030,053
                                                                ------------
DEDUCTIONS:
ADMINISTRATIVE EXPENSES                                             (111,475)

DISTRIBUTIONS TO PARTICIPANTS                                     (2,055,762)
                                                                ------------
           Total deductions                                       (2,167,237)
                                                                ------------
           Increase in net assets available for benefits           6,862,816

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                               13,624,427
                                                                ------------
  End of year                                                   $ 20,487,243
                                                                ============



See notes to financial statements

JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following description of the John Q. Hammons Hotels, L.P. 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

      GENERAL--The Plan is a defined contribution plan established by John Q. Hammons Hotels, L.P. (the "Company") on January 1, 1996. All employees of the Company who are age 21 or older and have completed one-half year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      On June 15, 2005, the Company entered into a definitive merger agreement with JQH Acquisition LLC. The merger is subject to several conditions, including approval by Company stockholders at a special meeting.

      PLAN ADMINISTRATION--Effective January 1, 1998, Smith Barney Corporate Trust Company ("Smith Barney") was appointed as the Plan's trustee and Milliman U.S.A., Inc. ("Milliman") was appointed as the Plan's recordkeeper. The Plan is administered by an employee of the Company as appointed by the Company's Board of Directors.

      CONTRIBUTIONS--Participants may contribute elective deferrals to the Plan on a before-tax basis based on a percentage of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Company provides a required matching contribution equal to 50% of each participant's elective deferrals up to a maximum of 3% of compensation per payroll period. In addition to the required matching contributions, the Company may contribute a discretionary matching contribution. The Company made no discretionary contributions in 2004.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS--Participants direct the investment of their elective deferral contributions, employer matching and discretionary profit sharing contributions, and earnings thereon into various investment options offered by the Plan. As of December 31, 2004, the Plan offered seven mutual funds and the Company's common stock as investment options.

      VESTING--Participants are fully vested in their contributions and the earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants vest according to the following schedule:


        Less than two years                                      0%
        Years two through five                                   20% per year
        Six years or more                                        100%



      If a participant dies or becomes disabled while still employed by the Company, he becomes 100% vested.

      If a participant terminates employment due to the sale, closure, or other disposition of a hotel owned by the Company, such participant shall become 100% vested in his account under the Plan unless the participant is re-employed by the last day of the Plan year in which such sale, closure, or other disposition occurred.

      FORFEITURES--Forfeitures of Company matching contributions are used to reduce future Company contributions to the Plan. For the year ended December 31, 2004, forfeitures of approximately $129,000 were used to reduce Company contributions to the Plan. At December 31, 2004 and 2003, forfeitures of approximately $17,000 and $20,000, respectively, remained in the Plan.

      PAYMENT OF BENEFITS--Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his account. The form of payment is a lump-sum distribution.

      ADMINISTRATIVE EXPENSES--Administrative expenses principally represent trustee and recordkeeper expenses of the Plan. The Company also provides certain administrative services at no cost to the Plan.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements are prepared in conformity with accounting principals generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION--Cash equivalents are stated at cost, which approximates fair value. Investments are stated at fair value as determined by the trustee by reference to published market data. Realized gains and losses on the sale of investments and the unrealized gains and losses of investments are reported currently in the statement of changes in net assets available for benefits. The computation of unrealized gains and losses of investments is based on the market values of the investments at year-end compared to their market values as of the beginning of the Plan year, or at acquisition cost, if purchased during the year. Realized gains and losses are computed on a moving average basis based on historical cost. Purchases and sales of securities are recorded based on a trade date basis. Dividends are recorded on the ex-dividend date.

      EXPENSES OF THE PLAN--All expenses incurred on the administration of the Plan, except for certain trustee and recordkeeper fees, are paid directly by the Company.

      PAYMENTS OF BENEFITS--Benefits are recorded when paid.

3.    PLAN INVESTMENTS

      Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      The following investments have fair values in excess of 5% percent of net assets available for benefits at December 31:

                                                                   2004            2003
        Consulting Group Capital Markets Funds
          Government Money Investments                          $ 1,852,032     $ 1,257,135
        Consulting Group Capital Markets Funds
          Multi-Sector Fixed Income Investments                                   1,363,950
        Consulting Group Capital Markets Funds
          Core Fixed Income Investments                           1,630,091
        Consulting Group Capital Markets Funds
          International Equity Investments                        1,663,087       1,165,000
        Consulting Group Capital Markets Funds
          Large Capitalization Growth Investments                 3,951,607       3,054,013
        Consulting Group Capital Markets Funds
          Large Capitalization Value Equity Investments           3,374,643       2,404,679
        Consulting Group Capital Markets Funds
          Small Capitalization Growth Investments                 3,165,058       2,542,949
        Consulting Group Capital Markets Funds
          Small Capitalization Value Equity Investments           1,809,457         695,578
        John Q. Hammons Hotels, Inc.
          Common Stock                                            3,108,610       1,046,361


      The Plan's investments (including investments bought, sold and held during the year) appreciated in value for the year ended December 31, 2004 as follows:

        Mutual funds                                                            $ 1,461,226
        Common stock                                                              2,111,113
                                                                                -----------
        Net appreciation in fair value of investments                           $ 3,572,339
                                                                                ===========


4.    EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Smith Barney and shares of John Q. Hammons Hotels, Inc. common stock. Smith Barney is the trustee as defined by the Plan and John Q. Hammons Hotels, L.P. is the plan sponsor and therefore, these transactions qualify as exempt parties-in-interest transactions.

5.    TAX STATUS

      The Plan uses a prototype plan document sponsored by Milliman. Milliman received an opinion letter from the Internal Revenue Service ("IRS"), dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

6.    PRIORITIES UPON TERMINATION OF THE PLAN

      Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances including employer contributions.

7.    EXCESS PARTICIPANT AND EMPLOYER CONTRIBUTIONS

      The IRS requires benefit plans to meet certain nondiscrimination rules which, among others, limits the amount highly compensated participants may voluntarily contribute to the Plan and limits the amount of employer matching contributions to highly compensated participants. The plan administrator accepted certain voluntary contributions from highly compensated participants and certain employer matching contributions to highly compensated participants which, although in accordance with the provisions of the Plan agreement, resulted in the Plan being in noncompliance with these nondiscrimination rules. In order to comply with the nondiscrimination rules for the year-end, the plan administrator determined the amount necessary to be returned to highly compensated participants and the employer. These amounts are recorded as excess participant and employer contributions in the accompanying financial statements and were returned to the respective participants and employer subsequent to December 31, 2004.

                                     ******

JOHN Q. HAMMONS HOTELS, L.P.
401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
--------------------------------------------------------------------------------

                                                        DESCRIPTION OF INVESTMENT
 IDENTITY OF ISSUER, BORROWER,                 INCLUDING MATURITY DATE, RATE OF INTEREST,             CURRENT
   LESSOR, OR SIMILAR PARTY                       COLLATERAL, PAR, OR MATURITY VALUE                   VALUE

COMMON STOCK:
  *John Q. Hammons Hotels, Inc.           Common Stock                                               $ 3,108,610
                                                                                                     -----------

MUTUAL FUNDS:
  *Smith Barney                           Consulting Group Capital Markets Funds
                                            Government Money Investments                               1,852,032
  *Smith Barney                           Consulting Group Capital Markets Funds
                                            Core Fixed Income Investments                              1,630,091
  *Smith Barney                           Consulting Group Capital Markets Funds
                                            International Equity Investments                           1,663,087
  *Smith Barney                           Consulting Group Capital Markets Funds
                                            Large Capitalization Growth Investments                    3,951,607
  *Smith Barney                           Consulting Group Capital Markets Funds
                                            Large Capitalization Value Equity Investments              3,374,643
  *Smith Barney                           Consulting Group Capital Markets Funds
                                            Small Capitalization Growth Investments                    3,165,058
  *Smith Barney                           Consulting Group Capital Markets Funds
                                            Small Capitalization Value Equity Investments              1,809,457
                                                                                                    ------------
                                                                                                      17,445,975
                                                                                                    ------------
           Total                                                                                    $ 20,554,585
                                                                                                    ============


*Represents a party-in-interest.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         JOHN Q. HAMMONS HOTELS, L.P.
                                         401(k) PLAN



                                         By:    /s/ Kent Foster
                                                ------------------
                                                Name:  Kent Foster
                                                Administrator


                                         Date:  June 29, 2005

                                  EXHIBIT INDEX


Exhibit No.    Title                                                        Page
-----------    -----                                                        ----

    23         Consent of Independent Registered Public Accounting Firm

    99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002